EXHIBIT 3.1
Certificate of AMENDMENT
to the
Certificate of Incorporation
Of
Medley Capital Corporation
___________________

Pursuant to Section 228 and 242 of
the General Corporation Law of the
State of Delaware
___________________

Medley Capital Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each twenty (20) shares of Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Certificated Shares (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Certificated Shares”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Certificated Shares shall have been combined, subject to the elimination of fractional share interests as described above.

SECOND: Upon the Effective Time, Section 4.1 of Article IV of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

4.1
Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is one hundred and five million (105,000,000) shares, consisting of five million (5,000,000) shares of common stock with a par value of one one-thousandth of a dollar ($0.001) per share (the “Common Stock”) and one hundred million (100,000,000) shares of Preferred Stock with a par value of one one-thousandth of a dollar ($0.001) per share (the “Preferred Stock”).

THIRD: This Certificate of Amendment shall become effective as of July 24, 2020 at 5:00 P.M., Eastern Time.

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. The annual meeting of stockholders of the Corporation was duly called upon notice in accordance with Section 222 of the DGCL and held on June 30, 2020, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.

IN WITNESS WHEREOF, the Corporation has caused the Certificate of Amendment to be duly executed in its corporate name as of the 13th day of July, 2020.

MEDLEY CAPITAL CORPORATION

By: /s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer and Secretary